UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 2)

Popeyes Louisiana Kitchen, Inc.

(Name of Subject Company)

Orange, Inc.

(Offeror)

Restaurant Brands International Inc.

(Parent of Offeror)

(Names of Filing Persons)

Common stock, par value $0.01 per share

(Title of Class of Securities)

732872106

(CUSIP Number of Class of Securities)

Jill Granat

General Counsel and Corporate Secretary

Restaurant Brands International Inc.

226 Wyecroft Road

Oakville, Ontario L6K 3X7

(905) 845-6511

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

With a copy to:

Scott A. Barshay, Esq. Brian C. Lavin, Esq. Paul, Weiss, Rifkind, Wharton & Garrison LLP 1285 Avenue of the Americas New York, NY 10019 (212) 373-3000	Kara L. MacCullough, Esq. Laurie L. Green, Esq. Greenberg Traurig, P.A. 401 East Las Olas Boulevard, Suite 2000 Fort Lauderdale, FL 33301 (954) 765-0500

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$1,672,047,915.72	$193,790.35

*	Calculated solely for purposes of determining the filing fee. The transaction value was calculated by adding (i) 20,528,654 outstanding shares of common stock of Popeyes Louisiana Kitchen, Inc., par value $0.01 per share (the “Shares”), multiplied by the offer price of $79.00 per Share, (ii) 337,778 Shares issuable pursuant to unexercised stock options with an exercise price less than the offer price of $79.00 per Share, multiplied by $38.74, which is the offer price of $79.00 per Share minus the weighted average exercise price for such options of $40.26, (iii) 229,054 Shares subject to outstanding restricted stock units and restricted awards multiplied by the offer price of $79.00 and (iv) 241,816 shares subject to issuance pursuant to granted and outstanding performance stock units (which assumes (i) payout at maximum for such outstanding performance stock units granted in 2014 and (ii) payout at target for such outstanding performance stock units granted in 2015 and 2016), multiplied by the offer price of $79.00 per Share. The calculation of the filing fee is based on information provided by Popeyes Louisiana Kitchen, Inc. as of February 17, 2017.

**	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2017, issued August 31, 2016, by multiplying the transaction valuation by 0.0001159.

☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: $193,790.35	Filing Party: Restaurant Brands International Inc. and Orange, Inc.
Form or Registration No: Schedule TO	Date Filed: February 27, 2017

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 2 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (as amended and together with any subsequent amendments and supplements thereto, the “Schedule TO”), filed with the Securities and Exchange Commission on February 27, 2017 by Orange, Inc. (“Purchaser”), a Minnesota corporation and an indirect subsidiary of Restaurant Brands International Inc. (“Parent”), a corporation existing under the laws of Canada, and Parent. The Schedule TO relates to the tender offer by Purchaser for any and all of the outstanding shares of common stock, par value $0.01 per share (the “Shares”), of Popeyes Louisiana Kitchen, Inc. (“Popeyes”), at a price of $79.00 per Share, without interest (the “Offer Price”), net to the seller in cash, less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 27, 2017, a copy of which is attached as Exhibit (a)(1)(A), and in the related letter of transmittal (the “Letter of Transmittal”, a copy of which is attached as Exhibit (a)(1)(B), and which, together with the Offer to Purchase and other related materials, as each may be amended or supplemented from time to time, constitutes the “Offer”).

All the information set forth in the Offer to Purchase, including Schedule I thereto, is incorporated by reference herein in response to Items 1 through 9 and Item 11 of this Schedule TO, and is supplemented by the information specifically provided in this Amendment.

Capitalized terms used and not otherwise defined in this Amendment shall have the meanings assigned to such terms in the Offer to Purchase or in the Schedule TO.

Amendments to the Offer to Purchase

Item 11.	Additional Information.

Item 11 of the Schedule TO and the disclosure under Section 16 “Certain Legal Matters; Regulatory Approvals” of the Offer to Purchase are hereby amended and supplemented by replacing the subsection entitled “Legal Proceedings” with the following text:

“Legal Proceedings

A purported class action complaint related to the Merger has been filed in the United States District Court for the District of Minnesota on behalf of a putative class of Popeyes’ public shareholders. The complaint, filed on March 6, 2017, is captioned: Parshall v. Popeyes Louisiana Kitchen, Inc., et al., Case No. 17 Civ. 00700. The complaint names as defendants Popeyes, the Popeyes Board, Parent, Intermediate Parent, and Purchaser. The complaint generally alleges that Popeyes, the Popeyes Board, Parent, Intermediate Parent, and Purchaser violated federal securities laws by failing to disclose material information in Popeyes’ Schedule 14D-9. The complaint seeks, among other things, injunctive relief preventing the consummation of the Merger, damages, and an award of plaintiffs’ expenses and attorneys’ fees. On March 10, 2017, plaintiff filed a motion seeking to preliminarily enjoin the closing of the Offer and the Merger. Defendants believe that the claims respectively asserted against them are without merit.

On March 15, 2017, Popeyes disclosed certain additional information to the Schedule 14D-9 (the “Supplemental Disclosures”) (such disclosures being set forth in Amendment No. 3 to the Schedule 14D-9) in response to the class action complaint and solely for the purpose of mooting the allegations contained therein and plaintiff’s motion for a preliminary injunction. As set forth in Amendment No. 3 to the Schedule 14D-9, Popeyes denies the allegations of the class action complaint, and denies any violations of law. As set forth in Amendment No. 3 to the Schedule 14D-9, Popeyes believes that the Schedule 14D-9 disclosed all material information, denies that the Supplemental Disclosures are material or are otherwise required and is disclosing the Supplemental Disclosures solely for the purpose of avoiding the expense and burden of litigation.”

SIGNATURES

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

RESTAURANT BRANDS INTERNATIONAL INC.

By:	/s/ Jill Granat
Name:	Jill Granat
Title:	General Counsel and Secretary

ORANGE, INC.

By:	/s/ Jill Granat
Name:	Jill Granat
Title:	Secretary

Dated: March 15, 2017

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated February 27, 2017.*

(a)(1)(B)	Letter of Transmittal, dated February 27, 2017.*

(a)(1)(C)	Notice of Guaranteed Delivery, dated February 27, 2017.*

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated February 27, 2017.*

(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated February 27, 2017.*

(a)(1)(F)	Summary Advertisement, as published in The New York Times on February 27, 2017.*

(a)(5)(A)	Press Release, dated February 21, 2017 (incorporated by reference to Exhibit (A)(5)(A) to the Schedule TO-C filed by Restaurant Brands International Inc. with the U.S. Securities and Exchange Commission on February 21, 2017).*

(a)(5)(B)	Presentation, dated February 21, 2017 (incorporated by reference to Exhibit (A)(5)(B) to the Schedule TO-C filed by Restaurant Brands International Inc. with the U.S. Securities and Exchange Commission on February 21, 2017).*

(a)(5)(C)	Transcript of Presentation, dated February 21, 2017 (incorporated by reference to Exhibit (A)(5)(C) to the Schedule TO-C filed by Restaurant Brands International Inc. with the U.S. Securities and Exchange Commission on February 21, 2017).*

(b)(1)	Commitment Letter, dated February 21, 2017 between 1011778 B.C. Unlimited Liability Company, JPMorgan Chase Bank, N.A., Wells Fargo Bank, National Association and Wells Fargo Securities, LLC (incorporated by reference to Exhibit 10.39 to the Current Report on Form 8-K filed by Restaurant Brands International Inc. with the U.S. Securities and Exchange Commission on February 22, 2017).*

(d)(1)	Agreement and Plan of Merger, dated as of February 21, 2017, by and among Popeyes Louisiana Kitchen, Inc., Restaurant Brands International Inc., Orange, Inc. and, solely for purposes of Section 9.03 of the Agreement, Restaurant Brands Holdings Corporation, (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Restaurant Brands International Inc. with the U.S. Securities and Exchange Commission on February 22, 2017).*

(d)(2)	Confidentiality Agreement, dated as February 4, 2017, between Popeyes Louisiana Kitchen, Inc. and Restaurant Brands International Inc.*

(g)	None.

(h)	None.

*	Previously filed.